[DIRECTED SERVICES LLC STATIONERY]

April 14, 2011

United States Securities and Exchange Commission
100 F Street, NE, Room 1580
Washington, DC 20549

Re:	File No. 333-133155
ING GoldenSelect Guarantee Annuity
Post-Effective Amendment No. 5 to Registration Statement on Form S-1

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Directed Services LLC, as distributor, hereby respectfully requests that the effective date of this registration statement be accelerated to April 29, 2011, or as soon thereafter as practicable.

Respectfully,

DIRECTED SERVICES LLC

By: /s/ Richard E. Gelfand
Richard E. Gelfand
Chief Financial Officer

1475 Dunwoody Drive
West Chester, PA 19380-1478

Tel: (610) 425-3563
Fax: (610) 425-3520